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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

Consolidated Financial Statements

Six months ended July 31, 2007

These financial statements have not been reviewed by the Company’s auditors.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Operations
Six months ended July 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2007	2006	2007	2006
Mineral Property Interests	3 months	3 months	6 months	6 months
Revenue
Option proceeds	$ 26,500	$ -	$ 36,500	$ 60,000
Project management fees	23,272	1,858	25,553	2,380
	49,772	1,858	62,053	62,380
Expenses
Acquisition costs	30,380	28,888	87,507	45,994
Exploration expenditures	660,364	463,248	983,269	647,660
Joint venture reimbursement	(6,283)	(85,894)	(11,844)	(85,894)
Exploration tax credits	(3,765)	(14,829)	(4,910)	(24,055)
	680,696	391,413	1,054,022	583,705
Loss from mineral property operations	630,924	389,555	991,969	521,325

Other Operations
Revenue
Interest	55,434	40,536	93,671	69,087
Other	0	509	976	1,492
	55,434	41,045	94,647	70,579
Expenses
Accounting and legal	11,820	4,918	13,835	6,945
Depreciation	11,529	11,318	22,284	19,043
Foreign exchange loss (gain)	(9,940)	7,149	28,408	11,749
Investor services	55,570	22,281	69,160	32,163
Management services	32,551	32,836	65,044	66,335
Marketing and promotion	39,758	23,767	66,731	48,731
Office	58,036	51,249	81,363	67,165
Rent	16,815	15,916	32,906	35,346
Salaries and support services	116,311	91,572	230,923	172,209
Share-based compensation	672,736	674,985	672,736	693,491
Travel and entertainment	12,401	18,271	30,008	35,819
	1,017,587	954,262	1,313,398	1,188,996
Loss from other operations	962,153	913,217	1,218,751	1,118,417

Loss Before Securities Transactions	1,593,077	1,302,772	2,210,720	1,639,742
Gain on Marketable Securities	-	82,097	143,830	82,097

Loss before Income Taxes	1,593,077	1,220,675	2,066,890	1,557,645
Future Income Tax Recovery (Note 7)	-	-	-	-

Net Loss	$1,593,077	$1,220,675	$2,066,890	$ 1,557,645

Basic and Diluted Loss Per Share	$ 0.07	$ 0.06	$ 0.09	$ 0.07
Weighted average number of shares outstanding	23,198,392	21,721,539	22,656,072	21,077,760

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheets
July 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

				Year End
		2007	2006	Jan. 31
ASSETS				2007
Current
Cash and cash equivalents		$8,717,540	$2,865,919	$2,951,298
Short-term investments		626,720	1,198,924	1,223,356
Marketable securities (Note 2)		936,250	278,225	643,168
Accounts receivable		246,522	106,932	360,607
Prepaid expenses		443,553	37,079	35,724
Deposits to a related party (Note 6)		553,147	796,175	-
		11,523,732	5,283,254	5,214,153

Office and Computer Equipment, less accumulated
depreciation of $93,941 (2006 - $78,007)		75,918	73,577	78,405
Project Deposits (Note 3)		133,164	38,700	66,030
Mineral Property Interests (Note 4)		-	-	-

		$11,732,814	$5,395,531	$5,358,588

LIABILITIES
Current
Accounts payable and accruals		$428,140	$48,898	$284,218
Payable to related party (Note 6)		-	-	54,391
Joint venture project deposits		513,728	397,156	506,821
		941,868	446,054	845,430

Mineral Property Reclamation obligation (Note 9)		66,151	35,363	68,782
		1,008,019	481,417	914,212

SHAREHOLDERS’ EQUITY
Share Capital (Note 5)		19,617,322	12,055,375	12,120,742
Contributed Surplus (Note 5 )		2,420,923	1,525,372	1,845,676
Deficit		(12,159,830)	(8,878,088)	(10,092,940)
Accumulated Other Comprehensive Income (Note 2)		846,380	211,455	570,898
		10,724,795	4,914,114	4,444,376

		$11,732,814	$5,395,531	$5,358,588
APPROVED BY THE BOARD

“David A. Caulfield”	Director	“Henry J. Awmack”		Director

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Cash Flows
Six months ended July 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2007	2006	2007	2006
	3 months	3 months	6 months	6 months
Cash Flows Used for Operating Activities
Mineral property interest costs
Acquisition costs	$ (27,939)	$ (37,748)	$ (84,241)	$ (55,666)
Exploration costs (net of reimbursements)	(940,768)	(358,236)	(1,219,160)	(533,374)
Exploration tax credits and grants	0	-	19,013	-
Joint venture project deposits	6,938	397,156	6,906	397,156
Option proceeds	0	-	10,000	60,000
Project management revenue	23,068	2,006	33,790	2,741
Reclamation deposits	78,722	(10,000)	(67,134)	(10,000)
Other operations
Cash paid for supplies and services	(320,951)	(315,123)	(634,861)	(524,038)
Advances from related party	(580,247)	(748,721)	(607,538)	(833,021)
Interest and other revenue received	13,503	19,283	106,563	46,111

	(1,747,674)	(1,051,383)	(2,436,662)	(1,450,091)

Cash Flows Used for Investing Activities
Proceeds from sale of marketable securities	-	103,697	152,730	103,697
Purchase of short-tem investments	309,794	(1,198,924)	612,553	(1,198,924)
Purchase of office and field equipment	(10,186)	(24,518)	(19,997)	(31,057)

	299,608	(1,119,745)	745,286	(1,126,284)

Cash Flows From Financing Activities
Common shares issued for cash	6,596,750	-	7,558,950	2,661,650
Share issue costs	(101,050)	(7,419)	(101,332)	(55,383)

	6,495,700	(7,419)	7,457,618	2,606,267

Increase (Decrease) in Cash	5,047,634	(2,178,547)	5,766,242	29,892
Cash, Beginning of Period	3,669,906	5,044,466	2,951,298	2,836,027

Cash, End of Period	$ 8,717,540	$ 2,865,919	$ 8,717,540	$ 2,865,919

Supplemental Information on Non-Cash Transactions
Share-based compensation expense	618,977	674,985	575,247	602,396

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Comprehensive Income
Six months ended July 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2007	2006	2007	2006
	3 months	3 months	6 months	6 months

Net Income (Loss)	($1,593,077)	($1,220,675)	($2,066,890)	($1,557,645)
Other comprehensive income
Changes in fair value of investments	131,695	74,695	374,783	152,707
Gains realized on sale of investments	-	(35,350)	(99,301)	(35,350)
Other than temporary impairment charge	-	-	-	-
Taxes arising on changes in fair value of investments (Note 7)	-	-	-	-

Other comprehensive income (loss)	131,695	39,345	275,482	117,357

Total comprehensive income (loss)	($1,461,382)	($1,181,330)	($1,791,408)	($1,440,288)

The accompanying notes are an integral part of these consolidated financial statements

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Changes in Shareholders’ Equity
Six months ended July 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2007	2006	2007	2006
	3 months	3 months	6 months	6 months

Common Shares (Note 5)
Balance, beginning of period	$13,126,390	$12,055,973	$12,120,742	$9,358,013
Issued for
Cash - private placement	5,000,000	-	5,000,000	2,550,000
Cash - Private placement (flow-through)	1,500,000	-	1,500,000	-
Cash – exercise of warrants	25,500	-	939,500	-
Cash – exercise of options	125,010	-	216,940	202,745
Share issue costs	(159,578)	(598)	(159,860)	(55,383)
Balance, end of period	19,617,322	12,055,375	19,617,322	12,055,375

Contributed Surplus
Balance, beginning of period	1,801,946	850,387	1,845,676	922,976
Share-based compensation	672,736	674,985	672,736	693,491
Transfer to common shares on exercise of share purchase options	(53,759)	-	(97,489)	(91,095)
Balance, end of period	2,420,923	1,525,372	2,420,923	1,525,372

Deficit
Balance, beginning of period	(10,566,753)	(7,657,413)	(10,092,940)	(7,320,443)
Net loss for the period	(1,593,077)	(1,220,675)	(2,066,890)	(1,557,645)
Balance, end of period	(12,159,830)	(8,878,088)	(12,159,830)	(8,878,088)

Accumulated Other Comprehensive Income
Balance, beginning of period	714,685	172,110	570,898	94,098
Changes in fair value of investments	131,695	74,695	374,783	152,707
Gains realized on sale of investments	-	(35,350)	(99,301)	(35,350)
Other than temporary impairment charge	-	-	-	-
Balance, end of period	846,380	211,455	846,380	211,455

Shareholders’ Equity	$10,724,795	$4,914,114	$10,724,795	$4,914,114

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Mineral Property Expenditures
Years Ended January 31
(Expressed in Canadian Dollars)

	Canada	Alaska	Australia	Nevada	Total

Cumulative net expenditures, January 31, 2005	$ 2,508,473	$ 29,911	$ -	$ 28,644	$ 2,567,028

Acquisition costs	84,152	104,692	-	13,323	202,167
Exploration expenditures	739,439	194,786	-	181,947	1,116,172
Exploration tax credits	(18,736)	-	-	-	(18,736)
Joint venture reimbursements	(33,988)	-	-	-	(33,988)
Option proceeds	(163,500)	-	-	-	(163,500)
Net expenditures, year ended January 31, 2006	607,367	299,478	-	195,270	1,102,115

Acquisition costs	79,818	16,297	182,367	29,060	307,542
Exploration expenditures	826,874	452,210	52,982	206,229	1,538,295
Exploration tax credits	(32,702)	-	-	-	(32,702)
Joint venture reimbursements	(184,772)	(375,286)	-	-	(560,058)
Reclamation obligations	6,088	-	-	27,330	33,418
Option proceeds	(168,500)	-	-	-	(168,500)
Net expenditures, year ended January 31, 2007	526,806	93,221	235,349	262,619	1,117,995

Acquisition costs	73,520	1,238	(10,510)	23,259	87,507
Exploration expenditures	691,348	9,188	45,933	236,800	983,269
Exploration tax credits	(4,910)	-	-	-	(4,910)
Joint venture reimbursements	(11,844)	-	-	-	(11,844)
Reclamation obligations	-	-	-	-	-
Option proceeds	(36,500)	-	-	-	(36,500)
Net expenditures, 6 months ended July 31, 2007	711,614	10,426	35,423	260,059	1,017,522

Cumulative net expenditures, July 31, 2007	4,354,260	433,036	270,772	746,592	5,804,660
Less write-downs and abandonments	(687,202)	(6,290)	(22,746)	-	(716,238)
Net cumulative expenditures on active mineral properties charged to operations, from inception to July 31, 2007	$ 3,667,058	$ 426,746	$ 248,026	$ 746,592	$ 5,088,422

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company and the accompanying Management Discussion and Analysis. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 11 to the consolidated financial statements. These consolidated financial statements include the following significant policies:

Operations and Basis of Consolidation

The Company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in Canada in 1991. The Company changed its name to Rimfire Minerals Corporation on November 4, 1997. One of the Company’s wholly-owned subsidiary companies, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the State of Alaska. A second wholly-owned subsidiary company, Rimfire Nevada Ltd., which was incorporated on January 4, 2005, conducts exploration of mineral properties located in the State of Nevada. A third wholly-owned subsidiary, Rimfire Australia Pty Ltd. which was incorporated on August 23, 2006, conducts exploration of mineral properties located in New South Wales, Australia.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Rimfire Alaska, Ltd., Rimfire Nevada Ltd. and Rimfire Australia Pty Ltd. (individually and collectively referred to as the “Company”).

Cash and Cash Equivalents

Cash and cash equivalents includes cash and highly-liquid term deposits that are readily convertible to cash.

Short-term Investments

Short-term investments include banker’s acceptances with maturities of one year or less at the date of acquisition.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Marketable Securities

Marketable securities are classified as available-for-sale securities, which are reported at fair value. At the end of each reporting period, the fair values of securities which are traded on a recognized exchange are reported at the bid price on the balance sheet date or the last date on which the shares traded, reduced by an appropriate discount where there are trading restrictions.

The resulting unrealized gains or losses are included in the determination of comprehensive income. When gains or losses are realized, the amount is transferred from other comprehensive income to the statement of operations. When declines in value are significant and not considered temporary, the write-down in value will be included in operations.

Office, Computer, and Field Equipment

Office, computer, and field equipment are recorded at cost. Depreciation is provided at annual rates considered sufficient to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	100%
Computer equipment	50%
Office equipment and furniture	20%
Field equipment	30%

Mineral Property Interests

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company’s property ownership and rights to property ownership are described in Note 4. The Company is currently in the exploration stage.

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred, and all property sales and option proceeds received are credited to operations. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Mineral Property Reclamation Obligations

The Company recognizes the fair value of a liability for a reclamation obligation on mineral property interests when the obligation is incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations, discounted using the prime lending rate for the Company’s primary financial institution adjusted for the Company’s credit rating. The fair value of the obligation is recorded as a liability with the same amount charged to mineral property expenses. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash-flows are recognized as an increase or a decrease to the carrying amount of the liability and charged to mineral property expenses. When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized to that property.

Share-Based Compensation

The Company issues options to purchase shares under the terms described in Note 5. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital. When options are exercised, previously recorded compensation expense is reclassified from contributed surplus to share capital to fully reflect the consideration for the shares issued.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future tax benefits of unused tax losses and other deductions carried forward are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Flow-Through Shares

The Company has issued flow-through shares to finance some of its exploration activities. These shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures, in accordance with tax legislation.  The Company records these share issues by crediting share capital for the full value of cash consideration received and the related future income tax liabilities are reflected as a share issue cost.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in operations.

Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as the outstanding share purchase options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of share purchase options and warrants that are used to purchase common shares at the average market price during the year. Common share equivalents (Note 5) have been excluded from the computation of the diluted loss per share for the periods presented as including them would have been anti-dilutive.

Exploration Tax Credits

The Company may receive refundable exploration tax credits and grants from provincial jurisdictions in Canada equal to a specified rate of qualifying exploration expenditures incurred on properties located within that jurisdiction. The Company records these exploration tax credits or grants as it incurs the related exploration expenditures. Exploration tax credits are not recorded for expenditures which will be renounced to flow-through share investors.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

2.

ACCOUNTING CHANGES

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income effective for the fiscal year ended January 31, 2007. This requires that all non-derivative financial assets be measured at fair value with changes in fair value of available-for-sale marketable securities disclosed in other comprehensive income. Current unrealized gains or losses in value are recognized in other comprehensive income. When securities are sold and gains or losses are realized, these gains or losses will be reclassified from other comprehensive income and reported in the Consolidated Statement of Operations.

3.

PROJECT DEPOSITS

Project deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the deposit will be increased.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the period ended July 31 were:

	2007	2006	2007	2006
	3 months	3 months	6 months	6 months
Acquisition Costs	$ 30,380	$ 28,888	$ 87,507	$ 45,994

Exploration Costs
Aircraft and helicopter	152,685	81,841	152,685	81,841
Camp	58,249	18,134	66,004	25,525
Chemical analysis	18,783	28,387	61,935	34,139
Drafting	263	1,150	347	4,840
Drilling and trenching	63,560	0	178,838	5,400
Equipment rental	24,484	12,012	28,513	17,543
Freight	5,969	6,332	6,904	6,339
Geological and engineering	207,199	177,081	326,057	262,653
Geophysical surveying	4,516	-	8,789	10,588
Maps and reproductions	4,704	9,256	9,453	15,827
Materials	11,424	11,826	18,180	11,964
Project management	39,879	32,986	48,969	35,573
Reclamation	744	-	744	-
Recording and filing	55,078	61,181	57,728	106,219
Travel	12,827	23,062	18,123	29,209
	660,364	463,248	983,269	647,660
Exploration tax credits and grants	(3,765)	(14,829)	(4,910)	(24,055)
Joint venture reimbursements	(6,283)	(85,894)	(11,844)	(85,894)
Reclamation obligation	-	-	-	-
	650,316	362,525	966,515	537,711

Option Proceeds	(26,500)	-	(36,500)	(60,000)

Net Expenditures For the Period	654,196	391,413	1,017,522	523,705
Cumulative Net Expenditures, Beginning of Period	5,150,464	3,801,435	4,787,138	3,669,143
Cumulative Net Expenditures, End of Period	5,804,660	4,192,848	5,804,660	4,192,848
Property Write-downs and Abandonments	(716,238)	(571,931)	(716,238)	(571,931)

Net Cumulative Expenditures On Active Mineral Properties Charged to Operations From Inception	$ 5,088,422	$ 3,620,917	$ 5,088,422	$ 3,620,917

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

The analysis of these expenditures by geographic area is reported in the Statements of Mineral Property Expenditures.

The Company’s commitments to earn or acquire its mineral property interests are:

RDN Property, British Columbia

On July 31, 1997, the Company acquired a 100% interest in the RDN mineral claims, subject to a 1.34% NSR. The Company may purchase one-half of the NSR for $666,666.

The Company signed an option agreement, effective March 29, 2004, with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

Fund exploration expenditures of:

•

not less than $1,000,000 before December 31, 2004 (completed)

•

not less than an aggregate of $2,000,000 on or before December 31, 2005
(as revised November 19, 2004) (completed)

•

not less than an aggregate of $3,000,000 on or before December 31, 2006
(as revised December 2, 2005) (completed)

•

not less than an aggregate of $5,000,000 (requirement suspended on February 21, 2007 until a later date, to be mutually agreed upon)

Cash payments of:

•

$25,000 upon closing of the agreement (received)

•

$40,000 on or before March 1, 2005 (received)

•

$60,000 on or before March 1, 2006(received)

•

$75,000 (requirement suspended on February 21, 2007 until a later date, to be mutually agreed upon)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

The Company is the project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% interest by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

On February 21, 2007, the Corporation signed an amendment suspending the terms of the option agreement until such time as road access to the RDN property is constructed. The road construction is scheduled for completion in late 2008 with third party access probable in 2009. Some of the RDN claims will be split into a separate property to be referred to as the Grizzly Property. The Grizzly Property will be owned 100% by the Corporation and will no longer form part of the RDN Joint Venture Agreement.

Williams Property, British Columbia

On May 17, 2001 the Company acquired a 100% interest in the Williams property, subject to a 1.25% NSR. The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Advance royalty payments of $5,000 per year, commencing in December 2005, are payable to the underlying vendor.

On July 20, 2006 the Company signed an option agreement with Arcus Development Group Inc. (“Arcus”) for Arcus to earn a 51% interest in the Williams property on completion of the following:

Cash payments to the Company of:

•

$25,000 upon completion of financing (received)

•

$20,000 on or before December 31, 2006 (received)

•

$25,000 on or before December 31, 2007

•

$40,000 on or before December 31, 2008

•

$100,000 on or before December 31, 2009

Fund exploration expenditures of:

•

not less than $350,000 on or before December 31, 2006 (completed)

•

an additional $400,000 on or before December 31, 2007

•

an additional $750,000 on or before December 31, 2008

•

an additional $1,000,000 on or before December 31, 2009

Issue shares of Arcus to the Company:

•

100,000 common shares on or before December 31, 2006 (received)

•

an additional 100,000 common shares on or before December 31, 2007

•

an additional 100,000 common shares on or before December 31, 2008

•

an additional 100,000 common shares on or before December 31, 2009

Arcus can earn an additional 9% interest for a total interest of 60% by incurring an additional $3,000,000 in exploration expenditures on or before December 31, 2011. Arcus and the Company have two directors in common. The decision to option the property was made with the common directors abstaining.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Tide Property, British Columbia

On July 10, 2001 the Company purchased the Tide mineral property from Newmont Canada Limited subject to a 1.5% NSR in the event the property becomes commercially feasible to mine. American Creek Resources Ltd. (“American Creek”) has earned a 51% interest in the property subject to a 1% NSR upon their interest in favour of Serengeti Resources Inc. American Creek will be operator for the 2007 exploration programs.

On February 8, 2007, the Company signed a letter of agreement with American Creek for a second option whereby American Creek can earn:

•

 an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010.

•

an additional 5% interest by funding a bankable feasibility study,

•

and, at the Company’s election, earn another 5% interest by providing 100% of the initial project development financing.

Jake Property, British Columbia

The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims, subject to a 4% NSR, half of which can be purchased for USD$2 million. The Company is to make cash payments of:

•

USD$10,000 upon signing (paid)

•

USD$20,000 on or before October 29, 2006 (paid)

•

USD$25,000 on or before October 29, 2007

•

USD$30,000 on or before each of the third through ninth anniversary dates (a total of USD $210,000)

•

USD$35,000 on or before October 29, 2015

The Company is also to fund exploration expenditures of:

•

$100,000 (Canadian) on or before October 29, 2007 (completed)

•

an aggregate of $300,000 (Canadian) on or before October 29, 2009

On May 18, 2006, the Company purchased the Clearwater Peak claim for $12,500, subject to a 1% NSR, half of which can be purchased for $500,000.

Effective May 14, 2007, the Company signed an option agreement with Island Arc Exploration Corporation (“Island Arc”) to earn a 51% interest in the property on completion of the following:

Cash payments to the Company of:

•

USD$25,000 on or before July 31, 2007 (received subsequent to quarter)

•

USD$30,000 on or before each anniversary date of July 31, 2008 through July 31, 2014 (a total of USD $210,000)

•

USD$35,000 on or before July 31, 2015

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Fund exploration expenditures of:

•

not less than $300,000 on or before March 31, 2008

•

an aggregate $1,750,000 on or before March 31, 2010

Issue shares of Island Arc to the Company or pay:

•

100,000 common shares within 15 days of receiving regulatory approval (received)

•

100,000 common shares on or before March 31, 2008

•

200,000 common shares on or before March 31, 2009

•

200,000 common shares on or before March 31, 2010

•

250,000 common shares within 10 days of announcement of mineral resource estimate

Auddie Property, British Columbia

Effective January 29, 2007, the Company signed an option agreement to purchase 100% interest in the Auddie Property subject to a 1% NSR, half of which can be purchased for $1 million. The Company is to make cash payments of:

•

$10,000 within 10 days of the execution of the agreement (paid)

•

$15,000 on or before January 31, 2008

•

$40,000 on or before January 31, 2009

•

$50,000 on or before January 31, 2010.

The Company is to complete exploration expenditures of $30,000 in 2007.

PWG Project, British Columbia

Effective March 31, 2007, the Company signed an option agreement to purchase 100% interest in a group of four properties, Tess, Firecat, Copper Star and Lynx, collectively called the PWG Project. The Company made the initial cash payment of $40,000 and will fund exploration expenditures of $50,000 on or before March 1, 2008. The Company may elect to option any or all of the claims upon delivery of written notice not later than March 31, 2008. To earn a 100% interest in each property, subject to a 1.5% NSR, two-thirds of which can be purchased for $1 million, the Company will make cash payments of:

•

$15,000 within 10 days of the Claim Election Notice (“Notice”)

•

$20,000 on or before the first anniversary of the Notice

•

$30,000 on or before the second anniversary of the Notice

•

$45,000 on or before the third anniversary of the Notice.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Wernecke Breccia Property, Yukon

In January 2006, the Company signed an agreement with Fronteer Development Group Inc. (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”).

Fronteer has funded the required $2 million in exploration expenditures. Newmont and NVI retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors. Fronteer is operator of the project and funded 100% of the exploration expenditures to earn an 80% interest, with the Company earning the remaining 20% interest. A Joint Venture has been formed between Fronteer and the Company, and ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital.

Yukon Uranium Property, Yukon

On July 9, 2007 the Company signed a letter of agreement with Longview Capital Partners (“Longview”) to stake 400 claims then grant Longview an option to acquire the claims subject to a 2% NSR. To exercise the option, Longview will

•

reimburse the costs of staking the claims (paid subsequent to the quarter)

•

incur aggregate expenditures of $1,500,000 by July 9, 2012

•

issue an aggregate of 1,000,000 shares of a new public company to the Company by July 9, 2011

Goodpaster Properties, Alaska

On February 22, 2007, the Company signed an option agreement with Evanachan Limited, which was transferred to McEwen Capital Corporation. The agreement was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”). The agreement encompasses the following four Goodpaster properties. The terms of the agreement provide that Rubicon will fund a total of USD$4.8 million in exploration expenditures over 6 years to earn a 60% interest in the properties. Upon vesting, Rubicon may acquire a further 10% interest in the properties by completing a feasibility study, and at the Company’s election, may acquire an additional 5% interest (for a total of 75%) by providing a project financing loan to be repaid from the Company’s free cash flow upon production.

Bou-Swede property, Alaska

The Company holds a 100% interest in 265 claims staked in December 2005.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

California-Surf property, Alaska

The Company held a 30% joint venture interest in the California and Surf properties, which included several claim blocks. The joint venture partner, Western Keltic Mines Inc. (“Western Keltic”), held the remaining 70% interest in the properties. In August 2003, Western Keltic sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

•

 $25,000, or 50,000 common shares at the election of the Company, upon funding of $1,500,000 of exploration expenditures subsequent to the agreement,

•

$50,000, or 50,000 common shares at the election of the Company, upon funding of an aggregate $3,000,000 of exploration expenditures subsequent to the agreement,

•

100,000 shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

Eagle Property, Alaska

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti (U.S.A) Exploration Inc., the Company acquired a 100% interest in the property subject to an NSR of 2%, one-half of which can be purchased for USD$1,000,000.

ER-Ogo-Fire Property, Alaska

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti (U.S.A) Exploration Inc., the Company acquired a 100% interest in the property, subject to an NSR of 2%, one-half of which can be purchased for USD$2,000,000.

Lachlan Fold Belt Project, Australia

In September 2006, the Company signed an agreement with BWG whereby Rimfire has been granted the exclusive licence and right to use the Data Mining Study of the Lachlan Fold Belt report for a period of two years. The Company paid a fee for use of the Study and upon designation of project areas, the Company will pay additional fees based on project designation and exploration expenditures. BWG will retain a 2% NSR in all designated projects. During the two year licence period, the Company must make eligible exploration expenditures of at least USD$150,000 aggregate for the target areas.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Walker Lane Project, Nevada

In January 2005, the Company signed an agreement with Newmont Capital Limited (“Newmont”) targeting a defined project area in Nevada’s Walker Lane Mineral Belt. On the Company’s acquisition of any property interest, Newmont will be granted an NSR of 2.0% to 3.0% on a sliding scale based on the price of gold. The Company has completed funding USD$300,000 in exploration expenditures on the Poncho property. Newmont has the right to enter a 50:50 Joint Venture. If this right is exercised, Newmont will relinquish the NSR, manage the Joint Venture, and solely fund the next USD$1,000,000 in exploration expenditures to earn its 50% interest.

On June 16, 2006 the Company signed a mining lease agreement with Silverthorn Exploration, Inc. (“Silverthorn”) to acquire a 100% interest in the Gila 24 Property. The Company is to make cash payments of:

•

USD$10,000 upon signing (paid)

•

USD$20,000 on or before each anniversary from March 31, 2007 to March 31, 2010 (current payments completed)

•

USD$50,000 on or before each anniversary from March 31, 2011 to March 31, 2014

•

USD$100,000 on or before each anniversary from March 31, 2015 until the option is exercised or the agreement is terminated.

The Company has an option to purchase the property, subject to a 2% NSR for a cash payment of

•

USD$500,000 on or before March 31, 2010

•

USD$1,000,000 after March 31, 2010 but on or before March 31, 2014

•

USD$5,000,000 after March 31, 2014

100% of the NSR can be purchased for

•

USD$500,000 on or before March 31, 2010

•

USD$1,000,000 after March 31, 2010 but on or before March 31, 2014

•

USD$2,000,000 after March 31, 2014

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

5.

SHARE CAPITAL

Authorized:

     Unlimited common shares without par value

Issued and fully paid common shares

	2007		2006
	Number of Shares	Amount	Number of Shares	Amount
January 31	21,751,539	$ 12,120,742	19,999,539	$ 9,358,013
Issued for cash
Exercise of warrants, net of issue costs of $194	472,000	939,306	-	-
Exercise of share purchase options,* net of issue costs of $432 (2006- $140 )	107,500	216,508	150,000	202,605
Private placement, net of issue costs of $102,356 (2006-$55,243)	2,601,212	4,897,644	1,572,000	2,494,757
Flow-through shares, net of issue costs of $56,878	600,000	1,443,122	-	-
July 31	25,532,251	$19,617,322	21,721,539	$ 12,055,375

* including transfer from contributed surplus on the exercise of vested options

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 2,553,225 shares to be issued pursuant to share purchase options. The exercise price of share purchase options will be no less than the closing price of the shares on the date on which the option is granted less the discount permitted by the TSX Venture Exchange. Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Individual grants in excess of 30,000 shares vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date. Individual grants of up to 30,000 shares vest immediately.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Details of outstanding share purchase options are as follows:

Options	July 31, 2007		July 31, 2006
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	1,920,000	1.38	1,195,000	$ 0.99
Granted	365,000	2.00	700,000	1.70
Exercised	(107,500)	1.11	(150,000)	0.74
Expired	(17,500)	1.70	-	-
Outstanding at end of period	2,160,000	1.49	1,745,000	1.30
Options exercisable at end of period	1,893,750	1.44	1,442,500	1.22

	Options Outstanding		Options Exercisable
Expiry Date	Number of shares	Exercise price	Number of shares	Exercise price
15-Jan-08	75,000	$ 0.60	75,000	$ 0.60
18-Dec-08	380,000	0.95	380,000	0.95
18-Jun-09	125,000	0.96	125,000	0.96
09-Dec-09	230,000	1.21	230,000	1.21
22-Dec-10	120,000	1.23	120,000	1.23
17-July-11	665,000	1.70	536,250	1.70
11-Jan-12	200,000	2.04	162,500	2.04
17-July-12	365,000	2.00	265,000	2.00
	2,160,000		1,893,750

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

The following warrants are outstanding as of the date of these financial statements.

Warrants	Number of Shares	Issue Price Per Share	Expiry Date
Broker Warrants	120,000	$1.70	13-April-08
	139,080	2.00	05-July-09
Share Purchase Warrant	1,115,000	2.25	13-April-08
	2,901,212	2.75	05-July-09
	4,275,292

The warrants which expire in April 2008 were issued with a conversion feature whereby commencing August 13, 2006 if the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $2.75 per share or greater before April 13, 2008 the Company may, at its option and by notice in writing to each holder, require the holder of the warrants to exercise the warrants within 30 days, failing which the warrants will be deemed to have expired.

6.

RELATED PARTY TRANSACTIONS

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies indirectly owned and operated by officers and significant shareholders of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

At the end of the quarter, Equity was indebted to the Corporation in the amount of $533,147 for advances for project expenses and consulting services provided by Equity. During the quarter ended July 31, 2007, the Company paid Equity $5,850 (2006 - $304,833) for geological consulting services and $57,138 (2006-$56,568) for providing general corporate and administrative services composed of $1,040 (2006 - $944) for investor services, $32,526 (2006 -$32,514) for management services, $3,196 (2006 - $3,785) for office services, $16,165 (2006 - $15,101) for rent and $4,211 (2006 - $4,224) for support services.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

Equity is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 4). Equity’s share of the NPI is 40%. In addition, two of the directors and officers of the Company each own 20% of a different company which is entitled to 10% of the NPI.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

7.

INCOME TAXES

The Company’s future income tax assets are:

	July 31	July 31	January 31
	2007	2006	2007
Future income tax assets
Mineral property interests	$ 1,106,169	$ 795,807	$ 885,431
Other assets	19,262	19,444	11,460
Net change in fair value of investments	(144,392)	(36,074)	(97,395)
Tax loss carry-forwards	2,194,056	1,452,524	1,530,970
	3,175,095	2,231,701	2,330,466
Valuation allowance	(3,175,095)	(2,231,701)	(2,330,466)
Net future income tax assets	$ -	$ -	$ -

A reconciliation of the provision for recovery of income taxes is as follows:

	Six months ended July 31
	2007	2006
Loss before income taxes	$ 2,066,890	$ 1,557,645

Statutory tax rate	34.12%	34.12%

Recovery of income taxes based on combined Canadian and provincial statutory rates	$ 705,223	$ 531,468

Add (deduct):
Non-deductible expenses
Share-based compensation	(229,538)	(236,619)
Other	(164,090)	(35,112)
Tax effect of current period losses not recognized	(311,595)	(259,737)
Future income tax asset not previously recognized	-	-
Future income tax recovery	$ -	$ -

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

FASB Interpretation Bulletin 48 prescribes recognition thresholds and measurement standards for tax positions taken or expected to be taken in a tax return. This is a two-step process requiring the Company to first assess whether or not the tax position is likely to be sustained upon examination. The second step is to measure the tax position at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The requirement to assess the need for a valuation allowance for deferred tax assets based on the sufficiency of future taxable income is unchanged by this Interpretation.

The Company has recorded refundable exploration tax credits and grants from provincial jurisdictions in Canada equal to a specified rate of qualifying exploration expenditures incurred on properties located within that jurisdiction. The Company believes that its estimates are based on a reasonable interpretation of the laws and regulations relating to these credits and grants and that the full amount of the credit is more likely than not to be realized. However, the relevant taxation authorities may disagree with the Company's interpretations and may reduce the amounts of credits or grants paid.

8.

FINANCIAL INSTRUMENTS

(a)

Fair value of financial instruments

The Company’s financial instruments include cash, short term investments, marketable securities, accounts receivable and accounts payable, payable to related party and joint venture deposits. The carrying values of these instruments in these financial statements approximate their fair values.

(b)

Foreign exchange risk

The Company incurs certain expenses in currencies other than the Canadian dollar. As such, the Company is subject to foreign exchange risk as a result of fluctuations in exchange rates.

(c)

Market risk

The Company’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. Some of these shares are thinly traded which could result in lower quoted market values.

(d)

Interest risk

The Company’s financial instruments may include bankers’ acceptances and treasury bills. These instruments bear a fixed rate of interest and a fixed maturity date. If the Company is required to liquidate them prior to the maturity date, there is a risk that interest rates will have increased such that the market value of the instrument is less than the expected value.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

9.

ENVIRONMENTAL

The Company’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mineral property interests has been included in these financial statements.

10.

OPERATING SEGMENT INFORMATION

The Company operates in one industry segment only within four geographic areas; Canada, Alaska, Australia, and Nevada. All subsidiaries are operated as one entity with management in common located at the Company’s head office.

The following table shows the cash attributable to each operating segment at the balance sheet dates

	July 31		January 31
	2007	2006	2007
Canada	$ 8,618,708	$ 2,836,851	$ 2,927,535
Alaska	4,874	25,608	7,034
Australia	88,828	-	4,355
Nevada	5,130	3,460	12,374
	$ 8,717,540	$ 2,865,919	$ 2,951,298

All other assets are held solely by the Canadian segment.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2007

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

The following table shows the revenue attributable to each operating segment:

	3 months ended July 31		6 months ended July 31
	2007	2006	2007	2006
Canada	$ 87,600	$ 42,869	$ 137,652	$ 132,884
Alaska	17,211	34	18,381	61
Australia	394	-	664	-
Nevada	1	-	3	14
	$ 105,206	$ 42,903	$ 156,700	$ 132,959

Exploration expenditures on the Company’s mineral properties by geographic segments are shown in the Consolidated Statement of Exploration Expenditures.

11.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Accounting principles under Canadian GAAP which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) are:

(a)

Flow-through shares

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”. Canadian GAAP for accounting for income taxes is included in section 3465 of the CICA Handbook. The Company has determined that there are no differences in the reported liabilities and shareholders’ equity arising from differences in accounting policies in Canada and the United States.

(b)

Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP. There are no shares held in escrow, therefore the Company has determined there is no difference in reported earnings per share arising from differences in accounting policies in Canada and the United States.

 Management Discussion
and Analysis

Form 51-102F1

For the 6 months ended

July 31, 2007

1.1

Date

The information in this form includes financial results for the quarter ending July 31, 2007 with other information current to September 4, 2007.

1.2

Overall Performance

Rimfire Minerals Corporation is a junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. Rimfire explores for precious and base metals in British Columbia, Yukon Territory, Australia, Nevada and Alaska.

The Company’s most active exploration season since inception hit full swing during the quarter. Drilling programs commenced at the Wernecke Breccia and Goodpaster District, projects with partners Fronteer Development Group and Rubicon Minerals. The first target drilled at the Wernecke Breccia project, the Hoover, yielded encouraging copper results over wide intersections, including 0.56% copper over 89 metres. Groundwork and drilling on other Wernecke targets continued through to the end of the current reporting term. Subsequent to the end of the quarter, drilling resumed at the Goodpaster District to follow up a gold-bearing quartz vein intersection at the California North target. Drilling also commenced in August at the Tide Property’s 36 Zone to follow up on wide gold-bearing intervals identified in previous drilling campaigns.

Groundwork was undertaken on numerous early stage projects, including one of two gold targets under the Northgate Generative Exploration Alliance. Prospecting and mapping was initiated on the second Alliance target subsequent to the end of quarter. Ground-based geophysical surveying was completed at the Jake Property, funded by new partner Island Arc Resource Corporation. Data acquired from this survey will be used to refine targets in preparation for autumn trenching and drilling programs. Subsequent to the end of the quarter, crews were mobilized to the Williams Project. This reconnaissance program is focused on the assessment of the large block of claims acquired in 2006 after porphyry-style alteration and mineralization was discovered in drilling at the GIC prospect.

Preliminary examinations of new acquisitions such as the Auddie property in the Quesnel Trough and new claims in the Smithers region of BC were also completed. Follow-up work on these gold and copper-gold targets is scheduled to commence in the third quarter.

Rimfire acquired a very large claim package (330 square kilometers) in the Quesnel Trough region of north-central British Columbia targeting copper and gold porphyry-style mineralization. This area also saw significant claim acquisition by Xstrata Copper and junior explorers looking to acquire key targets prior to a $4.75 million Geoscience BC-sponsored regional airborne geophysical survey of the area.

Financial Overview for Quarter Ended July 31, 2007

On July 5 2007, the Company completed the $6.5 million flow-through and non-flow-through private placement announced in the previous quarter. The proceeds from this offering will be used to fund Rimfire’s 20% share of the Wernecke Project exploration expenditures, new project generation and general working capital.

Net exploration expenditures are double the expenditures in the same period the previous fiscal year. Most of the increase is attributable to the drilling programs on the Poncho property in Nevada and the Wernecke Project in the Yukon. Acquisition expenditures are significantly increased with the addition of three new projects in British Columbia. Option proceeds are lower than in the previous year but joint venture management revenue has increased with increased exploration programs.

General and administrative expenditures have increased by 10% from the previous year. Most of the change results from the addition of geological staff since last year. Increasing the Company’s geological expertise has permitted expansion into new areas of exploration while continuing to manage existing projects. Another major factor has been the weakening US Dollar. The company maintains US Dollar accounts to pay expenditures denominated in that currency. These accounts are revalued at current exchange rates at the end of each period with the difference reported as foreign exchange gains or losses.

The Company’s working capital as of July 31, 2007 was $10,581,864, comprised primarily of term deposits and other forms of cash, compared to $4,368,723 at the end of the previous fiscal year and $4,837,200 as of July 31, 2006. This is sufficient to complete the planned exploration initiatives for the current year without a requirement for additional financing.

1.3

Selected Annual Performance

Not applicable

1.4

Results of Operations

For the quarter ended July 31, 2007, Rimfire incurred a net loss of $1,593,077 ($0.07 per share) compared to a net loss of $1,220,675 ($0.06 per share) in the previous year. Total revenue is double that of the previous year as interest revenue increased 37% from $40,536 to $55,434 and joint venture management fees increased from $1,858 to $23,272. Increases in management fees reflect the addition of the Jake, Alaska and Williams option agreements since the second quarter of 2006.

During the quarter there were significant increases in investor services, which include newswire services, preparation of the annual report and transfer agent services. Most of these increases are related to the increased shareholder base. Accounting and legal expenses, primarily related to mineral property agreements, has more than doubled from the previous year. Marketing and promotion also increased with more trade shows scheduled early in the current year.

The most significant change in general and administrative expenses for the six months ended July 31, 2007 is foreign exchange losses which total $28,408 after a gain of $9,940 for the quarter. The company maintains US Dollar accounts to pay expenditures denominated in that currency. The volatile US Dollar has resulted in significant changes when these accounts are revalued at current exchange rates at the end of each period. Other expenditures which increased are investor services and salaries which reflect the increased number of full-time staff in the Company.

Exploration expenditures, excluding those by joint-venture partners, totaled $660,364 (2006-$463,248), and property acquisition expenditures totaled $30,380 (2006-$28,888). These costs were offset by joint venture reimbursements totaling $6,283 (2006-$85,894). The British Columbia Mineral Exploration Tax Credit Program will reimburse the Company for a percentage of eligible expenditures in that jurisdiction. The severity of the Mountain Pine Beetle attack has resulted in designation of an area where the tax credit will be 30% rather than the previous 20%. Most of the Company’s active mineral properties fall within the designated zone. Flow though expenditures, which will be renounced to investors, are not eligible for the tax credit.  For the quarter ended July 31, 2007, exploration tax credits are estimated to be $3,765 (2006-$14,829). Option proceeds were $26,500 (2006-nil).

Several factors affect the comparison of current quarter exploration expenditures to those in the previous year. The first is the initiation of two option agreements which resulted in increased joint venture management fees while reducing the Company’s share of exploration expenditures. Net exploration expenditures are 50% more than expenditures in the same period the previous fiscal year, primarily due to a 20% interest in the Wernecke Project with a total project budget of $6 million for drilling and sampling this year. On going exploration programs for newly acquired BC projects have also increased exploration expenditures.

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

Canada

Jake Property, British Columbia

The Jake Property, covering 28,256 hectares, is located in Kamloops Mining Division of British Columbia, approximately 13 kilometres west of Clearwater, BC. The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims (1,204 hectares), subject to a 4% NSR, half of which can be purchased for USD$2 million. The Company will make cash payments totalling USD$300,000 and complete an aggregate of $300,000 (Canadian) in exploration expenditures before October 29, 2009. The surrounding claims were staked to cover geology prospective for high grade intrusion related gold mineralization.

Effective May 14, 2007 the Company has signed an option agreement with Island Arc Exploration Corporation (“Island Arc”) whereby Island Arc will earn a 51% interest in the Jake Property by incurring $1,750,000 in exploration expenditures by March 31, 2010, including a minimum $300,000 program in 2007. In addition, Island Arc will make the underlying vendor payments, and issue 600,000 shares to the Company over the earn-in period of the agreement. An additional 250,000 shares will be issued upon announcement of a NI43-101 compliant mineral resource estimate.

A 6.3 line kilometre induced polarized geophysical survey was completed over the Jake showing area during the quarter. Results from this survey have been used to aid in planning trenching and diamond drilling of the mineralized vein structures planned for later this exploration season. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

PWG Project, British Columbia

The PWG Project covering 6,948 hectares is located in the Omineca Mining Division of British Columbia near the town of Houston, BC. This property consists of four claim groups. The Company made the initial cash payment of $40,000 and will fund exploration expenditures of $50,000 on or before March 1, 2008. The Company may elect to option any or all of the claims. Each group would require staged cash payments of $110,000 over four years. The Company’s interest is subject to a 1.5% NSR, two-thirds of which can be purchased for $1 million. The four properties cover a combination of gold vein and copper – gold porphyry targets.

During the second quarter, initial field assessments were completed on all four claim groups and will be used to design further exploration programs consisting of surface mapping, soil and rock sampling and induced polarization ground geophysical surveys later this exploration season.

Tide Property, British Columbia

The Tide Property is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. This property, covering 2,964 hectares, is currently optioned to American Creek Resources Ltd. (“American Creek”) The Tide property lies in the heart of the Early Jurassic Stewart-Unuk-Iskut metallogenic belt, which hosts a number of silver-gold+copper vein and porphyry deposits associated with 193-198 Ma porphyritic intrusives.

On February 8, 2007, the Company signed a letter of agreement with American Creek for a second option whereby American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010. Their interest can be increased to 65% interest by funding a bankable feasibility study, and, at Rimfire’s election, to a 70% interest by providing 100% of the initial project development financing. American Creek will be operator for the 2007 exploration program.

American Creek has planned an exploration program consisting of approximately 3300 metres of diamond drilling to test extensions to the 36 Zone, where drilling in 2004 and 2005 returned broad intervals of gold mineralization (129.4 m @ 1.00 g/t gold, 121.7 m @ 0.72 g/t gold), and other bulk tonnage gold targets within the Crest soil anomaly. The program is scheduled to begin in early August with work conducted by Equity Engineering Ltd. under the direction of Henry Awmack, P.Eng.

Wernecke Breccia, Yukon Territory

In January 2006, the Company signed an agreement jointly with Fronteer Development Group Inc (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset, covering a large region of the northern Yukon known as the Wernecke Breccias, from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”). Fronteer has staked additional claims under the agreement for a total of 2,300 claims. There is a 7.5% to 15% Net Profits Interest payable to the underlying vendors.

Fronteer is operator for the project and commenced a $6 million exploration program early in May. A series of high priority drill targets designed to test iron-oxide-copper-gold systems +/- uranium and stand alone uranium targets have now been identified, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Many of these targets were newly defined in 2006, while some are historical targets that remain open for expansion and have been reinterpreted in light of new data. To date a total of 2,882 soil samples, 100 silt samples, and 737 rock samples have been collected amongst the various target areas. Seventeen holes totaling 3912 m. have been drilled with a further fifteen holes (4100 m.) planned. The program is being conducted by Equity Engineering Ltd. under the direction of Darcy Baker. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Williams Property, British Columbia

The Williams Property, covering 26,136 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The property is optioned to Arcus Development Group Inc. (“Arcus”).

The Williams property covers two distinct gold-bearing prospects in north-central British Columbia. The T-Bill prospect is a 3 km2 area of carbonate-sericite alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide veining. The GIC prospect, located three kilometres to the north, is a porphyry gold-copper target. Arcus funded a five-hole, 881-metre diamond drill program designed to test the GIC gold-copper porphyry target in September 2006.

An exploration program consisting of reconnaissance mapping, soil and stream sediment sampling to evaluate the additional mineral tenures acquired in 2006 was initiated in early August. The program is being conducted by Equity Engineering Ltd. under the direction of Jim Lehtinen, P. Geo.

Expenditures by the Company on the principal British Columbia and Yukon properties during the quarter ended July 31, 2007 were:

	Jake	PWG	Tide	Wernecke	Williams
Acquisition costs	$ 3,323	$ 2,171	$ 739	$ 3,881	$ -

Exploration costs
Aircraft and helicopter	-	-	-	152,685	-
Camp	25	660	8	54,941	-
Chemical analysis	-	183	-	14,513	-
Drafting	-	-	-	-	-
Drilling & trenching	-	-	-	63,560	-
Equipment rentals	-	562	-	22,601	-
Freight	-	121	-	5,715	-
Geological & engineering	564	8,481	779	147,285	433
Geophysical surveying	-	-	-	802	-
Maps and reproductions	137	537	17	157	202
Materials	-	450	-	9,563	-
Project management	12	86	2	39,194	24

Recording and filing	-	2,148	-	-	-
Travel	-	1,243	-	9,118	-
	738	14,471	806	520,134	659

Exploration tax credits	(52)	(1,033)	(6)	-	(45)
Joint venture payments	-	-	-	-	-
	686	13,438	800	520,134	614

Option proceeds	26,500	-	-	-	-

Cumulative Net Expenditures
Beginning of Quarter	230,302	41,742	(141,389)	242,880	363,278
Property write-down or abandonment	-	-	-	-	-
End of Quarter	$ 207,811	$ 57,351	($139,850)	$ 766,895	$ 363,892

Other Properties

The Company’s other mineral property interests are:

•

Adam Property, covering 1,823 hectares, is located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart. On April 16, 2007 the Company sold 100% of these claims to Paget Resources Ltd. for a cash payment of $10,000. The Company retains a 2% NSR.

•

Auddie Property, covering 674 hectares, is located in the Omineca Mining Division of British Columbia, approximately 42 kilometres west of Germanson Landing. The Company has an option to earn a 100% interest in the claims for $115,000 in staged cash payments over four years and a minimum exploration expenditure of $30,000 in 2007. The Company’s interest is subject to a 1% NSR, half of which can be purchased for $1 million. An initial field evaluation consisting of mapping and soil sampling was conducted during the second quarter. An induced polarization geophysical survey is being planned for later in the exploration season.

•

Echo & BLVD Properties, consisting of 168 claims, are located in Yukon Territory, approximately 65 km south-southwest of Dawson City. The company holds a 50% interest in these claims as part of the Northgate Alliance. An exploration program consisting of mapping, soil and rock sampling, and prospecting was completed on both properties during the second quarter.

•

Fer Property, consisting of 118 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. The Company owns a 51% interest in these claims.

•

Grizzly Property, covering approximately 2,652 hectares, is located in the Liard Mining Division of British Columbia immediately north of the RDN property. The Grizzly property covers a copper – gold porphyry target The Company owns a 100% interest in these claims, subject to an underlying NSR.

•

Kizmet Property, covering 34,078 hectares, is located in the Atlin Mining Division of British Columbia, approximately 130 kilometres northwest of Telegraph Creek. The Company owns 100% of these claims subject to a 1% NSR in favour of Barrick Gold Corporation.

•

RDN Property, covering approximately 11,441 hectares, is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property is currently optioned to Northgate Minerals Corporation, subject to an underlying NSR. On February 21, 2007, the Corporation signed an amendment suspending the terms of the Joint Venture Option agreement until such time as the Galore Creek road access is constructed across the RDN property.

•

Quesnel Trough Project, covering 33,003 hectares, is located in the Cariboo Mining Division of British Columbia. A total of seven properties comprise the project and are located from 15 kilometres south of Prince George to 40 kilometres north of Fort St. James. The Company owns 100% of these claims. The project is targeting possible alkalic porphyry copper – gold mineralization based on regional geophysical anomalies. A more refined airborne geophysical survey is being planned for the properties later in the exploration season.

•

Simpson Property, consisting of 8 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 105 kilometres northwest of Watson Lake, Yukon Territory. The Company owns 100% of these claims.

•

Thorn Property, covering 16,970 hectares is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. This property is a joint venture with Cangold Limited who has acquired a 51% interest in the property, subject to an underlying NSR. Cangold Limited is operator for this project. There is no program planned for the 2007 field season.

•

Vavenby Project, covering 22,306 hectares located in the Kamloops Mining Division of British Columbia, consists of two claims groups; the Blue River group located 15 kilometres southwest of Blue River and the Robert claim group located 16 kilometres east-southeast of Vavenby. The Company owns 50% of these claims as part of the Northgate Alliance. A program of soil sampling, mapping and prospecting was completed in August 2007.

•

Yukon Uranium Project, consisting of 400 claims, is located in Yukon Territory, approximately 60 km west-southwest of Dawson City. The company holds a 100% interest in these claims subject to a 1% NSR. The claims, which target anomalous uranium geochemistry in stream sediment and soil samples, were staked during the second quarter as part of an agreement signed with Longview Capital Partners.

The following table shows the detailed expenditures for the Company’s other properties during the quarter ended July 31, 2007.

	Auddie	Grizzly	Northgate Alliance	Quesnel Trough	Thorn	Other
Acquisition costs	$ -	$ -	$ 19,355	$ -	$ -	$ -

Exploration costs
Aircraft and helicopter	-	-	-	-	-	-
Camp	618	51	22	992	-	120
Chemical analysis	2,548	-	-	-	-	-
Drafting	-	75	-	-	188	-
Drilling & trenching	-	-	-	-	-	-
Equipment rentals	568	-	-	-	-	753
Freight	97	-	-	36	-	-
Geological & engineering	8,357	1,830	(3,163)	8,856	1,389	7,648
Geophysical surveying	-	-	-	1,869	-	-
Maps and reproductions	66	17	87	-	202	1,822
Materials	62	-	-	874	-	475
Project management	1	118	-	109	66	174
Recording and filing	-	-	-	13,388	-	12,389
Travel	1,378	-	-	447	-	195
	13,695	2,091	(3,054)	26,571	1,845	23,576

Exploration tax credits	(835)	(332)	(1)	(405)	(46)	(733)
Joint venture payments	-	-	(206)	-	-	(6,077)
	12,860	1,759	(3,261)	26,166	1,799	16,766

Option proceeds	-	-	-	-	-	-

Cumulative Net Expenditures
Beginning of Quarter	15,092	1,007	164,725	-	$1,112,613	1,096,217
Property write-down or abandonment	-	-	-	-	-	(54,139)
End of Quarter	$ 27,952	$ 2,766	$ 180,819	$ 26,166	$1,114,412	$1,058,844

United States

Alaska Properties

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction, consist of four claim groups totaling 182,800 acres (74,000 hectares). The Company signed an option agreement dated February 22, 2007 with Evanachan Limited covering the Goodpaster properties. The agreement was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”), and approved by Rubicon’s shareholders. The terms of the agreement provide that the partner will fund a total of USD$4.8 million in exploration over 6 years to earn a 60% interest in the Alaska properties including a $230,000 reimbursement of the Company’s 2006 exploration expenditures. Upon vesting, the partner may obtain a further 10% interest in the properties by completing a feasibility study, and at the Company’s election, may obtain an additional 5% (for a total of 75% interest) by providing a project financing loan to be repaid from the Corporation’s free cash flow upon production.

The ER-Ogo-Fire and Eagle-Hawk claim groups are subject to a 2% NSR in favour of AngloGold Ashanti (U.S.A.) Exploration Inc. The California-Surf is subject to a 1.75% NSR in favour of Western Keltic Mines Ltd. Bou-Swede is wholly owned by Rimfire Alaska, Ltd.

The 2007 exploration program consisted of 4 holes drilled on the California-Surf group for a total of 957 metres. A combination of grid and reconnaissance mapping, prospecting and soil sampling (670 samples) was carried out on the California Surf and Eagle-Hawk, Bou-Swede, and ER-Ogo-Fire properties. Results obtained in hole CN07-1 included a 7.4 m quartz vein intersection that averaged 1.2 g/t gold including 2.5 metres averaging 2.2 g/t gold. An extension to the first phase program will be conducted in August of 2007 and is expected to consist of at least one drill hole to follow up the result of CN07-1 and an auger soil sampling survey in the area of the drill hole. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Walker Lane, Nevada

Walker Lane Exploration Alliance with Newmont Mining Corporation targets a defined project area in Nevada’s Walker Lane Mineral Belt. The company has access to Newmont's geological, geochemical and geophysical databases for the project area, as well as dedicated technical assistance and the use of Newmont's "neural network" (pattern recognition) target map. Now that the Company has completed exploration expenditures of USD$300,000 on the Poncho property, Newmont will have a one-time right to enter a 50:50 Joint Venture. If this right is exercised, Newmont will relinquish the NSR, manage the Joint Venture, and solely fund the next USD$1,000,000 in exploration expenditures to earn its 50% interest.

Exploration on the Poncho property is targeting low sulphidation gold-silver bearing epithermal veins. In January 2007 drilling commenced, targeting vein structures. Drilling was suspended during February and then was completed by the end of March, 2007. Three strong vein structures, some with at least three kilometres of strike potential were tested. Approximately 1,575 metres (5,200 feet) of drilling was completed by the end of March with at least two holes testing each target area. Results and a full report have been submitted to Newmont for their consideration. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Australia

Lachlan Fold Belt Properties

The Company has been granted nine exploration licences covering 92,673 hectares in the Lachlan Fold Belt, New South Wales, Australia. The licences encompass all available high-priority targets identified in a Neural Network data study conducted by a private company, BWG. BWG has granted Rimfire a two-year exclusive right to use the study's target maps and data to acquire licences and conduct exploration in the 120,000 square kilometre study area. The licences are held by Rimfire Australia Pty. Ltd., a wholly owned subsidiary of Rimfire Minerals Corporation. The Company paid a fee for use of the study and upon designation of project areas, the Company will pay additional fees based on project designation and exploration expenditures. BWG will retain a 2% NSR in all designated projects. During the two-year license period, the company must make total eligible exploration expenditures of at least USD$150,000.

A 2007 exploration program, budgeted at $200,000, is being planned for this fall/winter and will consist of surface sampling and mapping in concert with surface geophysical surveys. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Expenditures by the Company during the quarter ended July 31, 2007 (all amounts in Canadian Dollars) were:

	Alaska	Australia	Nevada
Acquisition costs	$ 355	$ 452	$ 105

Exploration costs
Aircraft and helicopter	-	-	-
Camp	275	214	323
Chemical analysis	-	-	1,539
Drafting	-	-	-
Drilling & trenching	-	-	-
Equipment rentals	-	-	-
Freight	-	-	-
Geological & engineering	1,609	15,430	7,702
Geophysical surveying	-	1,845	-
Maps and reproductions	-	923	537
Materials	-	-	-
Project management	-	-	93
Reclamation	-	-	744
Recording and filing	-	-	27,152
Travel	160	247	39
	2,044	18,659	38,130

Exploration tax credits	-	-	-
Joint venture payments	-	-	-
Reclamation obligation	-	-	-
	2,044	18,659	38,130

Option proceeds	-	-	-

Cumulative Net Expenditures
Beginning of Quarter	424,347	228,915	708,357
Property write-down or abandonment	-	-	-
End of Quarter	$ 426,746	$ 248,026	$ 746,592

The notes accompanying the consolidated financial statements contain additional details regarding option or joint venture agreements for each property.

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years.

Quarter Ended	Mineral Property Revenue $	Other Revenue $	Income (loss) $	Income (loss) per share $
July 31, 2007	49,772	55,434	(1,593,077)	(0.07)
April 30, 2007	12,281	39,213	(473,813)	(0.02)
January 31, 2007	95,810	44,342	(607,770)	(0.03)
October 31, 2006	75,086	23,352	(607,082)	(0.03)
July 31, 2006	1,858	41,045	(1,220,675)	(0.05)
April 30, 2006	60,522	29,534	(336,970)	(0.02)
January 31, 2006	124,943	29,773	(515,970)	(0.03)
October 31, 2005	18,353	18,778	(513,695)	(0.03)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months. The reported figures as shown above have some of this seasonality masked by share-based compensation awards. The addition of Nevada and southern BC projects has extended the exploration season to include portions of the first and last quarter of each year. In future, it is anticipated that exploration expenditures will be more consistent between quarters.

1.6

Liquidity

The Company’s working capital as of July 31, 2007 was $10,581,864, comprised primarily of cash, term deposits and short-term investments, compared to $4,368,723 at the previous fiscal year end and $4,837,200 at July 31, 2006. The short-term investments are intended to take advantage of higher returns available with slightly less liquidity while maintaining the integrity of the principal invested. The Company does not invest in asset-backed commercial paper, preferring to safeguard the value of cash by investing in treasury bills and banker’s acceptances. These investments have maturities ranging from 4 months to one year at rates up to 1% above those available on term deposits. The term deposits and cash are sufficient to fund general and administrative expenditures for the current fiscal year without a requirement for additional financing. Exploration initiatives may require additional cash to complete as planned.

On July 5 2007, the Company completed a $6.5 million non-brokered private placement consisting of flow-through and non-flow-through units. The Company issued 600,000 flow-through units at a price of $2.50 for proceeds of $1.5 million and 2,500,000 non flow-through units at a price of $2.00 per unit for proceeds of $5 million. Each flow through unit consists of one flow-through share and one-half non-transferable share purchase warrant. Each non flow-through unit consists of one common share and one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $2.75 per share prior to July 5, 2009. There were 139,080 non-transferable Brokers' Warrants issued. Each Broker's Warrant entitles the holder to purchase one common share at a price of $2.00 per share until July 5, 2009. Share issue costs totalled $159,234 for net proceeds of $6,340,766.

The Company had 25,532,251 issued and outstanding common shares as of July 31, 2007. The increase from 22,241,039 at April 30, 2007 was a direct result of a private placement completed in early July. In addition, during the quarter, 75,000 employee stock options were exercised for cash proceeds of $71,250 and 15,000 warrants for proceeds of $25,500.

During the quarter, 365,000 stock options were granted to directors, officers and employees. There are 1,795,000 previously granted director and employee options exercisable before January 2012. There are 4,016,212 share purchase warrants and 259,080 Broker’s warrants outstanding. The expiry date for these warrants is April 13, 2008 or July 5, 2009. If all exercisable options and warrants are exercised, a maximum of $13.5 million will be added to the Corporation’s treasury, and shares outstanding will total 31,572,543.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include rent on office premises which requires 6-month written notice. The other current obligations are statutory withholding and payroll taxes.

1.7

Capital Resources

The company’s primary capital assets are mineral property interests. The company expenses all costs related to mineral properties so they do not appear on the Company’s balance sheet as an asset.

None of the property agreements are binding on the Company or on the Company’s option partners. If management chooses to continue with exploration, the following schedule indicates payments to be made by the Company in the coming year:

Property	Amount	Date of payment
Auddie	cash in lieu and filing $2,696 project exploration $30,000 $15,000 option payment	November 3, 2007 December 31, 2007 January 31, 2008
Fer	51% of cash in lieu and filing $6,319	June 10, 2008
Jake	Nil
Kizmet	cash in lieu and filing $131,059	January 11, 2008
PWG	filing fees $2,780 project exploration $50,000	September 30, 2007 March 1, 2008
RDN	Nil
Thorn	49% of cash in lieu and filing $3,856	January 4, 2008
Tide	Nil
Vavenby	50% of compilation and exploration to a maximum of $150,000 or 50% of cash in lieu and filing $24,537	September 30, 2007 September 30, 2007
Wernecke Breccia	$600,000 in monthly payments equal to one-half of 20% of expenditures	October 1, 2007
Williams	Advance royalty payment $5,000	December 15, 2007
Alaska properties	Nil
Australia	project exploration USD$150,000 (approximately $185,000)	September 1, 2008
Nevada	Lease payment of USD$20,000 (approximately $22,600) Claim rental fee USD$25,365 (approximately $30,438)	March 31, 2008 August 31, 2008

 All of these payments can be made from current assets without any requirement to pursue additional financing.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies indirectly owned and operated by officers and significant shareholders of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

At the end of the quarter, Equity was indebted to the Corporation in the amount of $533,147 for advances for project expenses and consulting services to be provided by Equity. During the quarter ended July 31, 2007, the Company paid Equity $5,850 (2006 - $304,833) for geological consulting services and $57,138 (2006-$56,568) for providing general corporate and administrative services composed of $1,040 (2006 - $944) for investor services, $32,526 (2006 -$32,514) for management services, $3,196 (2006 - $3,785) for office services, $16,165 (2006 - $15,101) for rent and $4,211 (2006 - $4,224) for support services.

During the first quarter ended April 30, 2007, the Company paid Equity $16,556 (2006 - $17,238) for geological consulting services and $54,382 (2006-$69.617) for providing general corporate and administrative services composed of $1,627 (2006 - $926) for investor services, $32,595 (2006 -$32,400) for management services, $919 (2006 - $3,549) for office services, $15,236 (2006 - $17,780) for rent and $4,006 (2006 - $14,962) for support services.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

Equity Engineering Ltd. is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) for the Wernecke Breccia property. Equity’s share of the NPI is 40%. In addition, two of the directors and officers each own 20% of a different company which is entitled to 10% of the NPI.

1.10

Fourth Quarter

Not applicable

1.11

Proposed Transactions

The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income effective for the fiscal year ended January 31, 2007. This requires that all non-derivative financial assets be measured at fair value with changes in fair value of available-for -sale marketable securities disclosed in other comprehensive income. Current unrealized gains or losses in value are recognized in other comprehensive income. When securities are sold and gains or losses are realized, these gains or losses will be reclassified from other comprehensive income and reported in the Consolidated Statement of Operations. The transition provisions do not require restatement of previous financial statements. The fair values of securities which are traded on a recognized exchange are reported at the bid price on the balance sheet date or the last date on which the shares traded, reduced by an appropriate discount where there are trading restrictions.

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.15

Other Requirements

The Company has filed an alternative form of Annual Information Form on SEDAR at www.sedar.com. The Company also files technical reports on all material properties, press releases and material change reports on SEDAR. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar.shtml. Additional information about the company can be accessed at the company’s website (www.rimfireminerals.com.)

Additional Disclosure for Venture Issuers without Significant Revenue

Please refer to the Statement of Loss and Deficit and Note 4 of the financial statements regarding the components of general and administrative and exploration costs for the Company’s mineral property interests.

Disclosure of Outstanding Share Data

Please refer to Note 5 of the financial statements for details of share issues prior to July 31, 2007. The number of common shares issued and outstanding was 25,532,251 as of August 31, 2007.

Forward-Looking Information

This MD&A may contain certain forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Rimfire Minerals Corporation. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Rimfire expressly disclaims any intention, or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: September 10, 2007	By: “David A. Caulfield”

David A. Caulfield, President